Exhibit 99.1

MultiMetaVerse Holdings Limited (Nasdaq: MMV) Enters Into Debt Conversion Agreement with Gaea, and Term Sheets With PIPE Investors

NEW YORK and SHANGHAI, China, September 12, 2023: MultiMetaVerse Holdings Limited (the “Company”), an animation and entertainment company for young consumers in China, announced today that it has entered into a series of debt transfer agreements and debt conversion agreements with Gaea Holdings Inc. (“Gaea”), controlled by Mr. Yanzhi Wang, who is the beneficiary owner of 47.3% Class A Ordinary Shares of the Company and acts in concert with the Company’s controlling shareholder, Mr. Yiran Xu. Pursuant to these agreements, all the principals and accrued interests owed by the Company and its subsidiaries to Gaea’s related parties of an aggregate amount of US$7,003,834 (“Aggregate Outstanding Debt”) shall be transferred to Gaea. At a later time to be determined by the parties, the Aggregate Outstanding Debt shall be converted into 6,309,760 Class A Ordinary Shares of the Company (including 1,961,914 Class A Ordinary Shares issuable to Gaea Holdings Inc. and 4,347,846 Class A Ordinary Shares issuable to Avatar Group Holdings Limited) at a per share price of US$1.11, which is the average closing price over the last twenty trading days as of September 11, 2023. The debt conversion will reduce the Company’s gearing ratio and future cash out flows relating to financing activities.

In addition, the Company has entered into a non-binding term sheet with Oasis of the Seas Holdings Limited (“Oasis”), a prospective PIPE investor, on September 8, 2023. Oasis agrees to subscribe no more than 20,000,000 Class A Ordinary Shares of the Company upon certain conditions, at a per share price of US$1.00. Prior to this, the Company has entered into non-binding term sheets with Shanghai Vanfon Funds Investment Management Co., Ltd. and Eagle Creek LP, for subscription of 20,000,000 and 10,000,000 Company’s Class A Ordinary Shares upon certain conditions, respectively, at a per share price of US$1.00. The capital raised from this series of investments by PIPE investors will be used for general working capital and potential transactions.

About MultiMetaVerse Holdings Limited

MultiMetaVerse Holdings Limited (NASDAQ: MMV) is an animation and entertainment company dedicated to providing a high-quality, immersive entertainment experience through original, user-generated, and professional user-generated content. MMV’s signature Aotu World brand has attracted a broad following among younger audiences in China. By leveraging the company’s established user base, MMV has built a diverse product portfolio, including animated content, comic books, short videos, collectibles, stationery, consumer products, and mobile games across the Aotu World brand.

For more information, please visit https://www.multi-metaverse.com/.

For investor and media inquiries, please contact:

MultiMetaVerse Holdings Limited

Investor Relations

E-mail: ir@multi-metaverse.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s future commercial operations. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the Company’s inability to implement its business plans, identify and realize additional opportunities, or meet or exceed its financial projections and changes in the regulatory or competitive environment in which the Company operates. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F and other documents filed or to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. All information provided herein is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.